Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 8, 2006

Mittal Steel Response To Russian Merger

Speaker key

UF	Unidentified Female Speaker
RB	Mr Roeland Baan, CEO Mittal Steel

Time-code	Speaker	Speech
[Music]
10:00:06	UF	In response to the latest move by Arcelor, announcing their intention to merge with Severstal, Roeland Baan, CEO Mittal Steel Europe, addressed the media in Brussels.
10:00:17	RB

There are four points I would like to make. The first one is on the combination Severstal Arcelor itself. By all means, this is an inferior, second-rate combination compared to Mittal Steel Arcelor. Secondly, is governance. This deal shows a complete lack of respect and disregard of stakeholders and shareholders.

10:00:42	RB	Thirdly, pricing. The pricing of this deal is phoney, it’s fake. And fourthly, control. After all this which I have said before, they give away control as well.
10:00:59	RB

The first one is that it is an absolute second-rate combination. It is, in every single possible manner you can look at it, it is inferior to the Mittal Steel Arcelor combination. It is inferior because, um, it doesn’t have the reach that Mittal Steel has; it doesn’t have the geography and diversification that Mittal Steel has.

10:01:22	RB

In the end, Severstal is only one big operation in Russia. There is no real position in the US, there is no real position in Europe, whereas Mittal Steel is offering a number one position in the US, a number one position in Africa, or a number one position in Central and Eastern Europe, and actually a position in the CIS which is far larger than the

10:01:47	RB

position Severstal has. And then, last but not least, if you look at the raw materials side which now has been hailed by Arcelor as one of the big, big booms of the Severstal deal, our reserves are three times as big. Our mines are next to our plants and not 3,000 km away. So there’s, there’s a big, big difference there.

10:02:12	RB

Second point is on governance. Mrs Aulais has been talking about our governance model and has been criticising our governance model. What has happened here is a complete lack of governance. Decisions have been taken with a complete disregard of all stakeholders involved, and not in the last place, the shareholders.

10:02:35	RB

Shareholders have had not a chance to decide on any of the events that have passed. And then, in order to give some sort of source of legitimacy, they have now called an AGM whereby formally the shareholder can decide over the deal. Now, how can he decide? He can decide, if he comes up there with more than 50% of all shares present and represented, all outstanding capital. Then he can say no.

10:03:07	RB

Whereas in any normal circumstance, there would be, in any jurisdiction in Europe, the vote would be that you have an AGM, the capital present and represented, no matter what percentage it is, votes, and two-thirds have to positively carry the proposal, otherwise it doesn’t go through. So it’s phoney democracy. It is bad governance.

10:03:32	RB

The third point is on valuation. Arcelor claims that this deal values Arcelor at €44 a share. Now, this deal does not value Arcelor. This deal values Severstal. It values Severstal at a price about 50% over its current market capital. The funny thing is that they derive their €44 by taking this elevated price of Severstal and dividing it by the 295 million shares Mr Mordashov is getting.

10:04:06	RB

So in other words the bigger the premium they pay for Severstal, the higher the notional value of the Arcelor share. Now, that can’t be right. It is such a transparent attempt to manipulate the shareholder, but thank God the shareholders look through this.

10:04:29	RB

And fourth, to add insult to injury, is control. Basically, Arcelor has given away control to Severstal, to Mr Mordashov. Now why? Firstly, because Mr Mordashov in the first instance gets 32% of Arcelor. After the buy-back of the shares, his share goes up to 38%. And, by the way, he is not even forced to make a full bid for the company because it’s a passive increase.

10:04:57	RB

Now, you say 38% is not full control. No, it isn’t, but it’s very difficult to get any sort of significant block against it. But there’s more. He gets a large part of the board that he can appoint, but, more importantly, he becomes Chairman of the Strategy Committee. The Strategy Committee is something interesting because it’s not an advisory committee to the board, as most of these committees are, but it is actually a deciding committee. They have executive powers.

10:05:25	RB	So the board has delegated its deciding powers to a committee on all strategic issues, of which Mr Mordashov basically is chairman, and controls it.
10:05:35	RB

And last but not least, although he sold his company Severstal, his 90% in Severstal, to Arcelor, he retains a 25% blocking vote in that company. So Arcelor buys 90% and gets only 65% of the vote. And he still controls Severstal. So control has been given away completely.

10:06:02		[Music]

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.